SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                  TRACOR, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  8923491 20 0
                                 (CUSIP Number)

                            J. Stephen Hatfield, P.C.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               1700 Pacific Avenue
                                   Suite 4100
                               Dallas, Texas 75201
                                 (214) 969-2837
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  JULY 9, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

CUSIP NO. 8923491 20 0           Schedule 13D

(1)  Name of Reporting Person.                          MB Partners, Ltd.
     S.S. or I.R.S. Identification No. of
     Above Person.                                      75-2325501

(2)  Check the Appropriate Box if a Member of a         (a)
     Group (See instructions)                           (b)

(3)  SEC Use Only

(4)  Source of Funds (See instructions)                 OO(1)

(5)  Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 2(e)

(6)  Citizenship or Place of Organization               Texas

Number of Shares         (7)  Sole Voting Power         1,406,871(3)
Beneficially Owned By
Each Reporting Person    (8)  Shared Voting Power       None
With
                         (9)  Sole Dispositive Power    1,406,871(3)

                         (10) Shared Dispositive        None
                              Power

(11) Aggregate Amount Beneficially Owned by Each        1,406,871(3)
     Reporting Person

(12) Check if the Aggregate Amount in Row (11)
     Excludes Certain Shares (See instructions)

(13) Percent of Class Represented by Amount in Row      5.9%
     (11)

(14) Type of Reporting Person (See Instructions)        PN

- ------------
(3) MB Partners, Ltd. directly owns 8,804 shares of Tracor common stock. As general partner of Mason Best Company, L.P., MB Partners, Ltd. may be deemed to beneficially own 1,398,067 shares of Tracor common stock which are owned by Mason Best Company, L.P.

ITEM 1.  SECURITY AND ISSUER

      This statement on Schedule 13D (the "Statement") relates to shares of the common stock, $.01 par value (the "Common Stock"), of Tracor, Inc. (the "Issuer"), whose principal executive offices are located at 6500 Tracor Lane, Austin, Texas 78725-2000.

ITEM 2.  IDENTITY AND BACKGROUND

      This Statement is filed by Mason Best Company, L.P. ("Mason Best"), MB Partners, Ltd. ("MB Partners"), E. L. Mason Corporation, and Elvis L. Mason with respect to shares of Common Stock of the Issuer.

      Mason Best is a Texas limited partnership. The principal executive offices of Mason Best are located at 2121 San Jacinto Street, Suite 1000, Dallas, Texas 75201. Mason Best is primarily engaged in the business of merchant banking. MB Partners is the general partner of Mason Best. E. L. Mason Corporation is the general partner of MB Partners, and Mr. Mason is the president of E. L. Mason Corporation.

      During the last five years, Mason Best has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      MB Partners is a Texas limited partnership. The principal executive offices of MB Partners are located at 2121 San Jacinto Street, Suite 1000, Dallas, Texas 75201. MB Partners is primarily engaged in the business of merchant banking as general partner of Mason Best. E. L. Mason Corporation is the general partner of MB Partners, and Mr. Mason is the president of E. L. Mason Corporation.

      During the last five years, MB Partners has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      E. L. Mason Corporation is a Texas corporation. The principal executive offices of E. L. Mason Corporation are located at 2121 San Jacinto Street, Suite 1000, Dallas, Texas 75201. E. L. Mason Corporation is primarily engaged in the business of merchant banking as the corporate general partner of the limited partnership that is the general partner of Mason Best.

      Mr. Mason is the President, sole director and sole stockholder of E. L. Mason Corporation.

      During the last five years, E. L. Mason Corporation has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Mr. Mason is a citizen of the United States. Mr. Mason's business address is 2121 San Jacinto Street, Suite 1000, Dallas, Texas 75201. Mr. Mason's principal occupation is serving as managing partner of Mason Best, and he has served on the boards of several privately held companies in which Mason Best was a significant shareholder. He also has served, since December 1991, as a director and, since February 1992, as Chairman of the Board and CEO of Safeguard Business Systems, Inc., a supplier of office management products and services for small businesses, and its parent, San Jacinto Holdings. Mr. Mason also serves as a director of United Meridian Corporation and American Eagle Group, Inc.

      During the last five years, Mr. Mason has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The shares of Common Stock owned by Mason Best and MB Partners were issued pursuant to the acquisition on June 13, 1996 (the "Acquisition") by the Issuer of substantially all of the assets of Westmark Systems, Inc. ("Westmark"). The purchase consideration paid by the Issuer to Westmark in the Acquisition included 8,267,435 shares of Common Stock and approximately $10.2 million of United States Treasury Securities. Immediately following the Acquisition, Westmark dissolved and distributed the Common Stock which it acquired in the Acquisition to its shareholders, including Mason Best and MB Partners. Mr. Mason acquired 4,000 shares of the Common Stock directly in the Issuer as a director of the Issuer.

ITEM 4.  PURPOSE OF TRANSACTION

      Mason Best acquired the Common Stock pursuant to the Acquisition and the liquidation of Westmark. Mason Best intends to hold such securities for investment purposes. Pursuant to the Acquisition Agreement dated as of March 9, 1996, between the Issuer and Westmark, as amended, the board of directors of the Issuer appointed Mr. Mason a director of the Issuer for a three year term upon the closing of the Acquisition. Mason Best intends to review, on a continuing basis, its investment in the Issuer and the Issuer's business and prospects. Mason Best is not currently considering the acquisition of additional shares of Common Stock. Whether Mason Best purchases additional shares will depend upon its evaluation of pertinent factors, including without limitation, the availability of shares of Common Stock for purchase at particular price levels, the business and prospects of each of the Issuer and Mason Best, economic and stock market conditions, other business and investment opportunities available to Mason Best, regulatory requirements, and the desires of the partners of Mason Best. Depending upon its assessment of these factors from time to time, Mason Best may change its present intention as stated above by possibly determining to acquire additional shares of Common Stock or dispose of some or all of the Common Stock held by Mason Best.

      Except as described above, Mason Best has not formulated any plans or proposals of the type referred to in clauses (a)-(j) of Item 4 of Schedule 13D.

      MB Partners acquired the Common Stock pursuant to the Acquisition and the liquidation of Westmark. MB Partners is required to distribute one-half of the shares of Common Stock directly owned by MB Partners (i.e., 4,402 shares) to the beneficial holder of an approximately 50% economic interest in MB Partners. Except for this distribution, MB Partners intends to hold such securities for investment purposes. MB Partners intends to review, on a continuing basis, its investment in the Issuer and the Issuer's business and prospects. MB Partners is not currently considering the acquisition of additional shares of Common Stock. Whether MB Partners purchases additional shares will depend upon its evaluation of pertinent factors, including without limitation, the availability of shares of Common Stock for purchase at particular price levels, the business and prospects of each of the Issuer and MB Partners, economic and stock market conditions, other business and investment opportunities available to MB Partners, regulatory requirements, and the desires of the partners of MB Partners. Depending upon its assessment of these factors from time to time, MB Partners may change its present intention as stated above by possibly determining to acquire additional shares of Common Stock or dispose of some or all of the Common Stock held by MB Partners.

      Except as described above, MB Partners has not formulated any plans or proposals of the type referred to in clauses (a)-(j) of Item 4 of Schedule 13D.

      E. L. Mason Corporation acquired beneficial ownership of the Common Stock pursuant to the Acquisition and the liquidation of Westmark and intends to hold such securities for investment purposes. E. L. Mason Corporation intends to review, on a continuing basis, its investment in the Issuer and the Issuer's business and prospects. E. L. Mason Corporation is not currently considering the acquisition, directly or indirectly through MB Partners or Mason Best, of additional shares of Common Stock. Whether E. L. Mason Corporation purchases additional shares will depend upon its evaluation of pertinent factors, including without limitation, the availability of shares of Common Stock for purchase at particular price levels, the business and prospects of each of the Issuer and E. L. Mason Corporation, economic and stock market conditions, other business and investment opportunities available to E. L. Mason Corporation and regulatory requirements. Depending upon its assessment of these factors from time to time, E. L. Mason Corporation may change its present intention as stated above by possibly determining to acquire additional shares of Common Stock or dispose of some or all of its beneficial interests in the Common Stock held by
E. L. Mason Corporation.

      Except as described above, E. L. Mason Corporation has not formulated any plans or proposals of the type referred to in clauses (a)-(j) of Item 4 of
Schedule 13D.

      Mr. Mason acquired beneficial ownership of the Common Stock pursuant to the Acquisition and the liquidation of Westmark, except for 4,000 of such shares which were previously acquired for investment purposes, and intends to hold all of such securities for investment purposes except for the shares that MB Partners is required to transfer as described above. Mr. Mason intends to review, on a continuing basis, its investment in the Issuer and the Issuer's business and prospects. Mr. Mason is not currently considering the acquisition of additional shares of Common Stock. Whether Mr. Mason purchases additional shares will depend upon his evaluation of pertinent factors, including without limitation, the availability of shares of Common Stock for purchase at particular price levels, the business and prospects of each of the Issuer and Mr. Mason, economic and stock market conditions, other business and investment opportunities available to Mr. Mason, and regulatory requirements. Depending upon his assessment of these factors from time to time, Mr. Mason may change his present intention as stated above by possibly determining to acquire additional shares of Common Stock or dispose of some or all of the Common Stock held by him.

      Except as described above, Mr. Mason has not formulated any plans or proposals of the type referred to in clauses (a)-(j) of Item 4 of Schedule 13D. However, as a director of the Issuer, Mr. Mason may from time to time consider such plans or proposals as may be presented to or considered by the board of directors of the Issuer.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      (a) The Prospectus provided by the Issuer dated July 2, 1996, offering 5,710,672 shares of Common Stock indicates that the Issuer had 23,760,580 shares of Common Stock outstanding. As of the date hereof, Mason Best owns of record 1,398,067 shares of Common Stock. Therefore, in the aggregate, Mason Best has a beneficial ownership of 5.9% of the Issuer's total shares of Common Stock.

      MB Partners beneficially owns 1,406,871 shares of Common Stock (including 8,804 shares of Common Stock MB Partners owns directly and Mason Best's 1,398,067 shares of Common Stock), or an aggregate beneficial ownership of 5.9% of the Issuer's outstanding shares of Common Stock.

      E. L. Mason Corporation beneficially owns 1,406,871 shares of Common Stock (including MB Partners' 8,804 shares of Common Stock and Mason Best's 1,398,067 shares of Common Stock), or an aggregate beneficial ownership of 5.9% of the Issuer's outstanding shares of Common Stock.

      Mr. Mason beneficially owns 1,410,871 shares of Common Stock (including 4,000 shares of Common Stock Mr. Mason owns directly, 8,804 shares of Common Stock directly owned by MB Partners and 1,398,067 shares of Common Stock directly owned by Mason Best), or an aggregate beneficial ownership of 5.9% of the Issuer's outstanding shares of Common Stock.

      (b) Mason Best has the sole power to vote and dispose of the Common Stock beneficially owned by it. Mason Best does not share the power to vote or to direct the vote of, or the power to dispose or direct the disposition of, the Common Stock owned by it. MB Partners, as general partner of Mason Best, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have the sole power to vote or direct the vote of, and to dispose of or to direct the disposition of, the Common Stock owned by Mason Best, and in addition, the 8,804 shares of Common Stock owned directly by MB Partners. MB Partners does not share the power to vote or to direct the vote of, or the power to dispose or direct the disposition of, the Common Stock owned by it. E. L Mason Corporation, as general partner of MB Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have sole power to vote or to direct the vote of, and sole power to dispose or direct the disposition of, the Common Stock owned by MB Partners and the Common Stock owned by Mason Best. E. L. Mason Corporation does not share the power to vote or to direct the vote of, or the power to dispose or direct the disposition of, the Common Stock owned by it. Mr. Mason, as president of E. L. Mason Corporation, which is the general partner of MB Partners, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, the Common Stock owned by MB Partners and the Common Stock owned by Mason Best, as well as the 4,000 shares of Common Stock owned directly by Mr. Mason. Mr. Mason does not share the power to vote or to direct the vote of, or the power to dispose or direct the disposition of, the Common Stock beneficially owned by him.

      (c)   Not applicable.

      (d) MB Partners may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mason Best as well as the Common Stock owned by MB Partners. E. L. Mason Corporation may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mason Best as well as the Common Stock owned by MB Partners. Mr. Mason may be deemed to have the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mason Best, the Common Stock owned by MB Partners, and the Common Stock owned by Mr. Mason.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      WESTMARK CUSTODY AGREEMENT. In connection with the Acquisition and the liquidation of Westmark, Mason Best and certain other shareholders of Westmark (collectively, the "Signing Shareholders") entered into the Westmark Shareholders Custody Agreement, dated as of the closing (the "Closing") of the Acquisition (the "Custody Agreement"). Pursuant to the Custody Agreement, the Signing Shareholders agreed, for purposes of helping to assure that the Acquisition qualifies as a tax-free reorganization under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended, that they would not sell, pledge, hypothecate, or otherwise transfer more than 50% of the shares of the Common Stock received by them in connection with the Acquisition for a period of two years after the Closing, except for Mason Best which has agreed that such transfer restrictions will apply to 100% of such Common Stock received by it. The transfer restrictions under the Custody Agreement do not apply to a transfer of shares of Common Stock pursuant to laws relating to devise, descent or divorce. The Issuer is not a party to the Custody Agreement and no person other than the Signing Shareholders has any rights under the Custody Agreement.

      REGISTRATION RIGHTS AGREEMENT. In connection with the Acquisition, the Issuer entered into a Registration Rights Agreement for the benefit of the shareholders of Westmark. The Registration Rights Agreement provides holders of shares of Common Stock received pursuant to the liquidation of Westmark ("Registrable Securities") with certain registration rights in respect of such shares. Such rights provide that the holders of Registrable Securities (the "Holders") may require the Issuer to file a registration statement under the Securities Act of 1933, as amended, (the "Securities Act") with the respect to the sale of the Registrable Securities. The Issuer is required to effect three such demand registrations at the request of the Holders. The Issuer is required to pay certain expenses and, under certain circumstances, indemnify the Holders in connection with such registrations. If marketing considerations so require, the underwriters in respect of any such registration have a right to limit the number of Registrable Securities sold by such Holders in an underwritten offering pursuant to a demand registration request; provided that the shares of Common Stock sought to be sold in such registration by persons other than the Holders are first reduced subject only to their rights under existing registration rights agreements.

      Pursuant to the demand registration provisions of the Registration Rights Agreement, the Issuer filed a registration statement on Form S-4/S-3 on May 9, 1996, to permit Westmark shareholders to include in a resale offering (the "Resale Offering") up to 4,174,537 shares of Common Stock received by such shareholders pursuant to the liquidation and dissolution of Westmark. Pursuant to this registration statement, as amended, certain former shareholders of Westmark (not including any of the reporting persons under this Statement) sold 3,567,272 shares of Tracor Common Stock in an underwritten offering pursuant to a prospectus dated July 2, 1996. Consequently, the former shareholders of Westmark have two remaining demand registrations under the Registration Rights Agreement.

      In the event the Issuer proposes to register any of its securities under the Securities Act in a public offering for cash for its own account or for the account of persons other than the Holders, it is required to notify each Holder and certain other stockholders in writing of each such proposed registration, and include, at its expense, the portion of the Registrable Securities which such persons may request be included in such registration. The Holders are entitled to notice of, and to participate in, an unlimited number of such registrations ("piggyback registrations"). If the marketing conditions so require, the underwriters have a right to limit the number of Registrable Securities sold by such persons in an offering pursuant to any such piggyback registration request; provided that (i) in respect of a registration for the account of the Issuer, the Issuer's obligation shall be to include Registrable Securities that comprise no more than 20% of the current market value of all securities to be registered and (ii) in respect of a registration for the account of a person other than the Issuer or a Holder, the Issuer's obligations shall be to include Registrable Securities that comprise no more than 30% of the current market value of the securities proposed to be registered.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

      The following are filed as exhibits to this Statement on Schedule 13D:

      Exhibit A         Custody Agreement

      Exhibit B         Registration Rights Agreement

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  July 10, 1996

                                    MB PARTNERS, LTD.

                                    By:   E. L. Mason Corporation,
                                          as General Partner

                                    By:  /s/ BRIEN P. SMITH
                                          Brien P. Smith
                                          Vice President

                                  EXHIBIT INDEX

Exhibit A         Custody Agreement dated as of June 13, 1996, among the
                  stockholders of Tracor, Inc. listed on the signature pages thereto and Mason Best Company, L.P., as custodian.


Exhibit B         Registration Rights Agreement dated effective as of June 13
                  1996, by and between Tracor, Inc. and certain shareholders who are signatories thereto.

                                    EXHIBIT A

                     WESTMARK SHAREHOLDERS CUSTODY AGREEMENT

        This Westmark Shareholders Custody Agreement ("AGREEMENT") is entered into as of the date this Agreement becomes effective pursuant to Section 6.2 hereof among the stockholders of Tracor, Inc., a Delaware corporation ("TRACOR"), listed on the signature pages hereto (collectively, the "STOCKHOLDERS"), and Mason Best Company, L.P., as custodian (the "CUSTODIAN").

                                    RECITALS

        WHEREAS, each of the Stockholders is a shareholder of Westmark Systems, Inc., a Texas corporation ("WESTMARK"), and Westmark is a party to that certain Acquisition Agreement, dated as of March 9, 1996 (as amended by the First Amendment to Acquisition Agreement dated as of March 9, 1996, the "ACQUISITION AGREEMENT");

        WHEREAS, pursuant to the Acquisition Agreement, Westmark has agreed to sell and transfer substantially all of its assets to Tracor in exchange for consideration (the "CONSIDERATION") consisting of common stock, par value $.01 per share, of Tracor (the "COMMON STOCK") and treasury securities in a transaction (the "TRANSACTION") intended to qualify as a tax-free "C" reorganization under Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "CODE");

        WHEREAS, immediately following the closing of the Transaction, Westmark intends to dissolve in accordance with the Plan of Complete Liquidation of Westmark Systems, Inc. (the "PLAN OF LIQUIDATION") adopted by the board of directors of Westmark, subject to the approval by the shareholders of Westmark at a special meeting of shareholders to be held for this purpose;

        WHEREAS, pursuant to the Plan of Liquidation, Westmark will distribute the Consideration to the stockholders of Westmark entitled thereto, including the shares of Common Stock;

        WHEREAS, the Stockholders desire to have the shares of Common Stock received by them pursuant to the Plan of Liquidation (the "SHARES") held in custody pursuant to this Agreement, or pursuant to other arrangements satisfactory to the Board of Directors of Westmark, in order to ensure compliance with the continuity-of-interest requirement in Section 368(a)(1)(C) of the Code; and

        WHEREAS, in connection with the Plan of Liquidation and as a means of providing for the discharge of the obligation of Westmark under that certain indemnity agreement (the "MS INDEMNITY AGREEMENT") dated as of July 5, 1994, by and between Westmark and Morgan Stanley & Co. Incorporated ("MORGAN STANLEY"), which was entered into by Westmark in connection with the engagement of Morgan Stanley as Westmark's financial advisor for the Transaction, each of the Stockholders, severally, is willing to assume and be responsible for its proportionate share of the total liability of Westmark under the MS Indemnity Agreement;

        NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                             STATEMENT OF AGREEMENT

                                   ARTICLE I.

                                   DEFINITIONS

        1.1 CERTAIN TERMS. When used herein the following terms shall have the meanings indicated:

              "ACQUISITION AGREEMENT" means that certain Acquisition Agreement, dated as of March 9, 1996, between Tracor and Westmark, as amended by the First Amendment to Acquisition Agreement, dated as of March 9, 1996.

              "AGREEMENT" means this Agreement, as it may be amended, modified, and supplemented from time to time.

              "CODE" means the Internal Revenue Code of 1986, as amended.

              "COMMON STOCK" means the common stock of Tracor, Inc., $.01 par value, as currently constituted, and any stock or securities into which such common stock may hereafter be reclassified, converted, or exchanged.

              "CONSIDERATION" means the Common Stock and other consideration delivered by Tracor to Westmark in the Transaction.

              "CUSTODIAN" means the Person identified as the Custodian in
Article II hereof.

              "ENGAGEMENT LETTER" means the engagement letter dated May 31, 1994 among Morgan Stanley, Westmark and Tracor.

              "MBC" means Mason Best Company, L.P.

              "MORGAN STANLEY" means Morgan Stanley & Co. Incorporated.

              "MS INDEMNITY AGREEMENT" means the letter agreement dated July 5, 1994 between Morgan Stanley and Westmark, a copy of which is attached hereto as Exhibit A.

              "PERSON" means any natural person, corporation, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust, or other organization, whether or not a legal entity, and any government or agency or political subdivision thereof.

              "PLAN OF LIQUIDATION" means the Plan of Complete Liquidation of Westmark Systems, Inc.

              "QUALIFIED TRANSFEREE" has the meaning set forth in Section 3.3 hereof.

              "REGISTRATION RIGHTS AGREEMENT" means that certain Registration Rights Agreement, to be dated as of the closing date of the Transaction, among Tracor, the Stockholders and certain other stockholders of Tracor.

              "SHARES" means the shares of Common Stock received by the Stockholders upon the dissolution of Westmark pursuant to the Plan of Liquidation and any other shares of capital stock received by any Stockholder as a dividend on, or in exchange for or upon conversion or reclassification of, such shares prior to or during the term of this Agreement.

              "STOCKHOLDERS" means the stockholders of Tracor which are parties hereto.

              "TRANSACTION" means the sale of substantially all of the assets of Westmark to Tracor pursuant to the Acquisition Agreement.

              "TRANSFER AGENT" means the stock transfer agent for the Common Stock.

                                   ARTICLE II.

                   APPOINTMENT OF CUSTODIAN; DEPOSIT OF SHARES

        2.1 For the purposes set forth in the Recitals, each of the Stockholders hereby appoints Mason Best Company, L.P. as custodian (the "CUSTODIAN") under this Agreement, and Mason Best Company, L.P. accepts such appointment on the terms and conditions set forth herein. Subject to Section 2.3 hereof, each of the Stockholders shall deposit (or cause the Transfer Agent for the Common Stock to deposit) with the Custodian one or more certificates for the Shares distributable to such Stockholder pursuant to the Plan of Liquidation, and each Stockholder hereby authorizes Westmark to deliver all certificates representing the Shares such Stockholder is entitled to receive pursuant to the Plan of Liquidation directly to the Custodian for deposit in accordance with this Agreement. The number of Shares initially deposited hereunder by each Stockholder shall be set forth by the Custodian opposite such Stockholder's name on the signature pages hereto. During the term of this Agreement, any shares of capital stock received by any Stockholder as a dividend on, or in exchange for or upon conversion or reclassification of, the Shares deposited with the Custodian pursuant to this Agreement shall be subject to this Agreement, shall be deposited with the Custodian promptly upon receipt and shall be deemed to be included within the meaning of the term "Shares" for purposes of this Agreement. The Custodian is hereby authorized and directed to hold in custody the certificates for Shares deposited pursuant hereto by the Stockholders and to redeliver such certificates to the Stockholders at the time or times set forth herein.

        2.2 Each Stockholder shall retain all rights of ownership with respect to the Shares it deposits hereunder, including the right to vote and to receive all dividends, distributions and payments thereon, except the right to retain custody of or dispose of any interest in such Shares, which right is subject to this Agreement.

        2.3 In lieu of depositing certificates with the Custodian pursuant to
Section 2.1 hereof, any Stockholder that does not want to deposit its Shares with the Custodian may enter into other arrangements for assuring compliance with the transfer restrictions hereunder so long as (i) such arrangements subject such Shares to the transfer restrictions in Article III hereof, and (ii) such arrangements are satisfactory to the Board of Directors of Westmark as evidenced by a written agreement between the Custodian and such Stockholder which is acknowledged by at least two directors of Westmark.

                                  ARTICLE III.

                        SALE OR OTHER TRANSFER OF SHARES

        3.1 During the term of Article III of this Agreement, other than as provided in Section 3.3 below, each Stockholder agrees not to sell, pledge, hypothecate or otherwise transfer (any such action a "TRANSFER") any interest in any Shares deposited (or required to be deposited) with the Custodian hereunder except that each Stockholder other than MBC shall be permitted to Transfer up to one-half of the number of shares of Common Stock initially deposited by such Stockholder hereunder and shall be further permitted to Transfer Common Stock in excess of such number of shares if and to the extent another Stockholder (other than MBC) agrees in writing with the Custodian not to Transfer, during the term hereof, an identical number of shares of Common Stock in addition to the number of shares such Stockholder is otherwise restricted from Transferring hereunder. During the term of Article III of this Agreement, MBC agrees not to Transfer any interest in any of the Shares it deposits hereunder.

        3.2 Any Stockholder who is permitted to Transfer Shares hereunder and who desires to Transfer any such Shares shall deliver notice of the proposed Transfer to the Custodian at least five business days prior to the proposed sale or transfer. If the Custodian determines that such notice relates to Shares that such Stockholder is permitted to Transfer under the terms of this Agreement, the Custodian shall so notify the Stockholder and shall deliver a certificate or certificates representing the Shares to be sold or transferred to the requesting Stockholder on or before the fifth business day after receiving such notice. In the event such certificates represent more Shares than are to be sold or transferred (or more Shares than such Stockholder is permitted to Transfer hereunder), then such Stockholder shall request the Transfer Agent promptly to deliver a certificate or certificates representing the Shares not to be sold or transferred (or not eligible hereunder to be so sold or transferred) to the Custodian to be deposited and held hereunder.

        3.3 The restrictions in Section 3.1 hereof shall not apply to a Transfer of Shares pursuant to laws relating to devise, descent or divorce (the recipient of any Shares Transferred thereby a "QUALIFIED TRANSFEREE"). Upon receipt by the Custodian of a written request from a Stockholder or a Qualified Transferee for certificates deposited hereunder in which the Stockholder or Qualified Transferee who owns Shares represented by such certificate certifies that it is Transferring such Shares in connection with one or more of the foregoing events, the Custodian shall promptly deliver certificates representing such Shares to such Stockholder or Qualified Transferee. In the event such certificates represent more Shares than are to be Transferred, then such Stockholder or Qualified Transferee shall request the Transfer Agent promptly to deliver a certificate or certificates representing the Shares not to be Transferred to the Custodian to be deposited and held hereunder.

        3.4 Upon each redelivery of Shares by the Custodian to a Stockholder or a Qualified Transferee pursuant to Section 3.2 or 3.3 hereof, the Custodian shall notify all Stockholders of such redelivery, which notice shall state the total number of Shares initially deposited hereunder by all Stockholders, the identity of the Stockholder or Qualified Transferee who has withdrawn Shares, the number of Shares withdrawn, the basis for the Stockholder's or Qualified Transferee's redelivery request, and the total number of Shares of Common Stock redelivered to all Stockholders prior to and including the redelivery that is the subject of such notice.

                                   ARTICLE IV.

                         REPRESENTATIONS AND WARRANTIES

        4.1 Each Stockholder represents and warrants to, and agrees, with each other Stockholder and the Custodian that it has full legal right, power and authority to enter into and perform this Agreement and that the execution and delivery of this Agreement by such Stockholder will not violate any other agreement to which such Stockholder is a party.

        4.2 Each Stockholder represents and warrants to each other Stockholder and the Custodian that the Shares will be, and at the time of the closing of the Transaction and at the liquidation of Westmark the Westmark securities held by such Stockholder will be, free and clear of all pledges, security interests, liens and encumbrances created or arising by or through such Stockholder (other than by reason of this Agreement).

        4.3 Each Stockholder represents and warrants to, and agrees with, each other Stockholder and the Custodian that it has no current plan or intention, as of the closing of the Transaction, to Transfer any Shares except for the shares of Common Stock which such Stockholder has designated, on the Resale Offering Election Notice form delivered by such Stockholder to Westmark, for inclusion in the proposed resale offering described in the Joint Proxy Statement/Prospectus of Tracor and Westmark dated May 10, 1996.

                                   ARTICLE V.

                                   TERMINATION

        5.1 The provisions of Article III of this Agreement shall terminate on the second anniversary of the date this Agreement becomes effective pursuant to
Section 6.2 hereof, unless all of the Stockholders unanimously agree in writing to terminate such provisions at an earlier time or to extend such provisions to a later time. Upon such termination, the Custodian shall return to each Stockholder all certificates then in the custody of the Custodian for the Shares deposited by such Stockholder hereunder.

                                   ARTICLE VI.

                           CONDITIONS TO EFFECTIVENESS

        6.1 The obligations of each Stockholder and the Custodian hereunder are subject to the fulfillment, or waiver in writing executed by all Stockholders and the Custodian, of each of the following conditions:

              (a) Each Stockholder and the Custodian shall have executed a counterpart of this Agreement and shall have delivered such counterpart to the Custodian; and

              (b) The Transaction shall have closed and Westmark shall have been dissolved pursuant to the Plan of Liquidation.

        6.2 Provided the conditions in Section 6.1 hereof have been satisfied or waived in accordance with the terms thereof, this Agreement shall be effective upon the closing of the Transaction and the dissolution of Westmark pursuant to the Plan of Liquidation. In the event this Agreement does not become effective on or before August 31, 1996, this Agreement shall be null and void and of no effect whatsoever and the Custodian shall provide written notice to each Stockholder that the Transaction has not closed on or before such date and that the original signature pages to this Agreement which were delivered to the Custodian have been returned to the respective Stockholders or destroyed.

                                  ARTICLE VII.

                   LIABILITY AND INDEMNIFICATION OF CUSTODIAN

        7.1 The Custodian assumes no responsibility or liability to any of the Stockholders or to any other Persons other than to deal with the Shares deposited with the Custodian pursuant to the terms of this Agreement in accordance with the provisions thereof. Each Stockholder, severally, hereby agrees to indemnify, defend and hold harmless the Custodian and its officers, agents, successors, assigns and personal representatives with respect to any act or omission of or by any of them in good faith in connection with any and all matters contemplated by this Agreement; provided, however, that the liability of each Stockholder pursuant to this Section 7.1 is limited to its proportionate share of the total liability of all of the Stockholders pursuant to this Section 7.1, such proportionate share to be based upon the number of shares of Common Stock received by such Stockholder pursuant to the Plan of Liquidation in relation to the total number of shares of Common Stock received by all Stockholders pursuant to the Plan of Liquidation; and provided, further, that in no event shall the total liability of any Stockholder under this Section 7.1 exceed the value of the Common Stock received by such Stockholder pursuant to the Plan of Liquidation, which value shall be conclusively deemed for purposes of this Agreement to be equal to the number of shares of Common Stock received by such Stockholder pursuant to the Plan of Liquidation multiplied by the "Average Tracor Trading Price" as defined in, and as determined in accordance with, the Acquisition Agreement. The Custodian may rely upon and act upon any instrument received by it pursuant to the provisions of this Agreement that it reasonably believes to be genuine and in conformity with the requirements of this Agreement. The obligations to indemnify the Custodian shall survive the termination of this Agreement.

        7.2 The Custodian may resign from its duties hereunder by giving prior written notice to each Stockholder not less than 60 days prior to the effective date of such resignation. In such event, the Stockholders shall appoint a substitute Custodian who shall be selected by holders of a majority of the Shares then on deposit hereunder.

                                  ARTICLE VIII.

                          PROVISION WITH RESPECT TO THE
                    MORGAN STANLEY INDEMNIFICATION AGREEMENT

        8.1 In consideration for the services provided by Morgan Stanley under the Engagement Letter including, without limitation, the fairness opinions dated as of March 6, 1996, which were delivered to the board of directors of Westmark in connection with the board's approval of the Transaction and the Acquisition Agreement, each Stockholder, severally, hereby agrees to assume and be responsible for such Stockholder's proportionate share of the total liability and other obligations of Westmark under the MS Indemnity Agreement, such proportionate share to be based upon the number of shares of Common Stock received by such Stockholder pursuant to the Plan of Liquidation in relation to the total number of shares of Common Stock received by Westmark in the Transaction; provided, however, that (i) in no event shall the liability of any Stockholder under this Section 8.1 exceed the value of the Common Stock received by such Stockholder pursuant to the Plan of Liquidation, which value shall be conclusively deemed for purposes of this Agreement to be equal to the number of shares of Common Stock received by such Stockholder pursuant to the Plan of Liquidation multiplied by the "Average Tracor Trading Price" as defined in, and as determined in accordance with, the Acquisition Agreement, and (ii) the proportionate liability of MBC under this Section 8.1 shall be based upon the number of shares of Common Stock received by MBC and the partners of MBC to the extent of the Shares received by such partners in respect of the approximately
6.2 million shares of Westmark common stock distributed to such partners as a partnership distribution by MBC immediately prior to the closing of the Transaction (the "MBC DISTRIBUTION"), but the total liability of MBC under the preceding clause (i) of this proviso shall be based upon the value of the number of shares of Common Stock actually received by MBC pursuant to the Plan of Liquidation (which will not include shares of Common Stock received by MBC's partners in respect of the shares of Westmark common stock received by such partners in the MBC Distribution).

        8.2 Each Stockholder, severally, agrees that no "Indemnified Person," as defined in the MS Indemnification Agreement, shall have any liability (whether direct or indirect, in contract or tort or otherwise) to such Stockholder for or in connection with the "Engagement," as defined in the MS Indemnity Agreement, except for any such liability for losses, claims, damages or liabilities incurred by Westmark or such Stockholder that are finally judicially determined to have resulted from the bad faith or gross negligence of such Indemnified Person.

        8.3 The agreements made by the Stockholders in this Article VIII are for the benefit of Morgan Stanley, shall not be modified or amended without in each instance the prior written consent of Morgan Stanley, and shall remain in full force and effect regardless of the termination of any other provision of this Agreement. Morgan Stanley and each Indemnified Person shall be entitled to enforce the provisions of this Article VIII as if it were a party to this Agreement.

        8.4 The provisions of this Article VIII shall in no way diminish or affect the liability of any other shareholder or former shareholder of Westmark for the liabilities of Westmark under Texas law following the dissolution of Westmark pursuant to the Plan of Liquidation.

                                   ARTICLE IX.

                                  MISCELLANEOUS

        9.1 AMENDMENT. Except as otherwise provided in Section 8.3 hereof, any provision of this Agreement may be altered, supplemented, amended or waived by written notice to the Custodian given jointly by the Stockholders, but the duties and responsibilities of the Custodian may not be increased or modified without its prior written consent.

        9.2 SPECIFIC PERFORMANCE. The Stockholders recognize that the obligations imposed on them in this Agreement are special, unique and of extraordinary character, and that in the event of breach by any Stockholder, damages will be an insufficient remedy. Consequently, it is agreed that each Stockholder may have specific performance and injunctive relief (in addition to damages) as a remedy for the enforcement hereof, without proving damages. Each Stockholder shall have the unconditional right to institute suit for the enforcement of this Agreement. The Custodian shall have no duty or obligation to seek enforcement of this Agreement against any Stockholder who breaches this Agreement, but the Custodian shall notify all Stockholders of any breach of this Agreement by any Stockholder of which the Custodian has actual knowledge.

        9.3 ASSIGNMENT. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto. No party to this Agreement may sell, transfer or assign its rights, interests or obligations under this Agreement, provided that the rights and obligations of the Custodian may be assigned to any substitute Custodian.

        9.4 NOTICES. Any and all notices, designations, consents, offers, acceptances or other communications provided for herein shall be given in writing by overnight courier, telegram or telecopy which shall be addressed, or sent, to the respective addresses as follows (or such other address as the Custodian or any Stockholder may specify to the Custodian and all Stockholders by notice as provided herein):

              If to the Custodian:

              Mason Best Company, L.P.
              2121 San Jacinto Street, Suite 1000
              Dallas, Texas  75205
              Attention:  M. Philip Guthrie
              Telecopy:   (214) 953-0720
              Telephone:  (214) 754-2690

              With a copy to:

              J. Stephen Hatfield, P.C.
              Akin, Gump, Strauss, Hauer & Feld, L.L.P.
              1700 Pacific Avenue
              Suite 4100
              Dallas, Texas  75201-4675
              Telecopy:   (214) 969-4343
              Telephone:  (214) 969-2800

             If to any Stockholder:

             To such address or telecopy number of such Stockholder as is set forth on the signature pages hereto or as such Stockholder provides by notice to the Custodian.

All notices shall be deemed effective and received (i) if given by telecopy, when such telecopy is transmitted to the telecopy number specified above or on the signature pages hereof and receipt thereof is confirmed, (ii) if given by overnight courier, on the business day immediately following the day on which such notice is delivered to a reputable overnight courier service, or (iii) if given by telegram, when such notice is delivered at the address specified above.

      9.5 COUNTERPARTS. This Agreement may be executed in two or more counterparts and each counterpart shall be deemed to be an original and which counterparts together shall constitute one and the same agreement of the parties hereto.

      9.6 SECTION HEADINGS. Headings contained in this Agreement are inserted only as a matter of convenience and in no way define, limit or extend the scope or intent of this Agreement or any provisions hereof.

      9.7 CHOICE OF LAW. This Agreement shall be governed by the internal laws of the State of Texas without regard to the principles of conflicts of laws thereof.

      9.8 ENTIRE AGREEMENT. This Agreement contains the entire understanding of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, discussions and understandings with respect thereto.

      9.9 SEVERABILITY. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

      9.10 NO THIRD-PARTY BENEFIT EXCEPT FOR ARTICLE VIII. Except as expressly provided otherwise in Section 8.3 hereof, nothing in this Agreement shall be deemed to create any right or obligation in any person or entity not a party hereto, and this Agreement shall not be construed in any respect to be a contract or agreement in whole or in part for the benefit of or binding upon any Person not a party hereto.

      9.11 EXPENSES. Each party hereto will pay all of its expenses in connection with the transactions contemplated by this Agreement, including, without limitation, the fees and expenses of its counsel and other advisors (and each Stockholder acknowledges that it is relying on its own separate legal counsel and not on legal counsel to Westmark or the Custodian), except that each Stockholder agrees to reimburse the Custodian for all out of pocket expenses incurred in connection with the performance of its duties and obligations under this Agreement. The Custodian agrees to perform the services of the Custodian hereunder without charge in consideration of the liability and indemnification provisions in Article VII hereof and the payments to be made to MBC by Westmark under the Administrative Services Agreement between MBC and Westmark; provided, however, that all out-of-pocket expenses incurred by the Custodian in the performance of such services shall be reimbursed by the Stockholder causing such expense to be incurred or, for general expenses, by all Stockholders on a pro rata basis based on the number of Shares deposited hereunder (except that, as to MBC, the number of shares deposited hereunder for purposes of this expense reimbursement provision shall be deemed to include the number of Shares received by partners of MBC in respect of the shares of Westmark common stock distributed to such partners by MBC as described in Section 8.1 hereof).

      IN WITNESS WHEREOF, the parties have executed this Agreement as of the date indicated in the first paragraph hereof.


Date:______________                            MASON BEST COMPANY, L.P.
No. of Shares Owned:_______

2121 SAN JACINTO STREET, SUITE 1000            By:___________________________
DALLAS, TX  75201                                 Name:______________________
                                                  Title:_____________________

                                               CHRYSLER CORPORATION MASTER
Date:______________                            RETIREMENT PLAN
No. of Shares Owned:_______

PENSION FUND INVESTMENTS                       By:___________________________
CHRYSLER CORPORATION                              Name:______________________
12000 CHRYSLER DRIVE, CIMS 416-17-14              Title:_____________________
HIGHLAND PARK, MI  48288-1919


                                               TRUSTEES OF GENERAL ELECTRIC
Date:______________                            PENSION TRUST
No. of Shares Owned:_______

3003 SUMMER STREET                             By:___________________________
STAMFORD, CT  06905                               Name:______________________
                                                  Title:_____________________

Date:______________                            UNION SEAS, INC.
No. of Shares Owned:_______

C/O COUTTS & CO. (BAHAMAS) LTD.                By:___________________________
WEST BAY STREET                                   Name:______________________
NASSAU, NEW PROVIDENCE                            Title:_____________________
BAHAMAS

                                               TANKS CONSOLIDATED
Date:______________                            INVESTMENTS LIMITED
No. of Shares Owned:_______

C/O SQUIRE, SANDERS & DEMPSEY                  By:___________________________
COUNSELLORS AT LAW                                Name:______________________
520 MADISON AVENUE                                Title:_____________________
NEW YORK, NY  10022

                                               AMERICAN GENERAL LIFE & ACCIDENT
Date:______________                            INSURANCE COMPANY
                                               (on behalf of itself and as
                                               successor in interest to Life &
                                               Casualty Insurance Co. of
                                               Tennessee)

No. of Shares Owned:

INV DEPT A3701                                 By:___________________________
2929 ALLEN PARKWAY                                Name:______________________
HOUSTON, TX  77019-2119                           Title:_____________________

Date:______________                            BANKAMERICA CAPITAL CORPORATION
No. of Shares Owned:_______

                                               By:___________________________
950 TOWER LANE, SUITE 700                         Name:______________________
FOSTER CITY, CA  94404                            Title:_____________________


Date:______________                            MERRILL LYNCH IBK POSITIONS, INC.
No. of Shares Owned:_______

MERRILL LYNCH INVESTMENT BANKING               By:___________________________
WORLD FINANCIAL CENTER                            Name:______________________
NORTH TOWER, 27TH FLOOR                           Title:_____________________
NEW YORK, NY 10261

Date:______________                            CLUB CORPORATION OF AMERICA
No. of Shares Owned:_______

3030 LBJ FREEWAY                               By:___________________________
DALLAS, TX  75381                                 Name:______________________
                                                  Title:_____________________

Date:______________                            TEMPLE-INLAND MASTER RETIREMENT
No. of Shares Owned:_______                    TRUST

C/O STATE STREET BANK & TRUST COMPANY          By:___________________________
ONE ENTERPRISE DRIVE                              Name:______________________
NORTH QUINCEY, MA 02171                           Title:_____________________

Date:______________                            JESSICA EQUITIES LIMITED
No. of Shares Owned:_______

c/o General Electric Pension Trust             By:___________________________
3003 SUMMER STREET                                Name:______________________
STANFORD, CT  06905                               Title:_____________________

Date:______________                            MASON BEST COMPANY, L.P., as
                                               Custodian

2121 SAN JACINTO STREET                        By:___________________________
SUITE 1000                                        Name:______________________
DALLAS, TX 75201                                  Title:_____________________

                                    EXHIBIT B

                          REGISTRATION RIGHTS AGREEMENT

      This Registration Rights Agreement (this "Agreement"), dated effective as of June 13, 1996, is made by and between TRACOR, INC., a Delaware corporation (the "Company"), and the shareholders listed on Schedule 1 hereto and signatory hereto (the "Shareholders").

                                R E C I T A L S:

      1. The Company has entered into an Acquisition Agreement, between the Company and Westmark Systems, Inc., a Texas corporation ("Westmark"), dated March 9, 1996, as amended (the "Acquisition Agreement"), pursuant to which the Company has acquired substantially all of the assets of Westmark in exchange for Common Stock (hereinafter defined) of the Company and certain other considerations.

      2. Pursuant to the Plan of Liquidation of Westmark Systems, Inc. (the "Plan of Liquidation"), Westmark dissolved and, after Westmark's debt, liabilities and obligations were paid, satisfied or discharged or adequate provision had been made for payment, satisfaction or discharge thereof, distributed its remaining assets to its shareholders entitled thereto.

      3. In order to induce Westmark to enter into the Acquisition Agreement, the Company agreed to register the shares of Common Stock to be received by Westmark under the Acquisition Agreement and distributed to its shareholders pursuant to the Plan of Liquidation, on the terms and conditions stated in this Agreement.

                                   AGREEMENTS:

      NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Shareholders hereby agree as follows:

                                       X.

                                   DEFINITIONS

      10.1 INTERPRETATION. Unless otherwise specified or the context otherwise requires, (a) each term defined below shall have the meaning set forth opposite such term in this Article I wherever it occurs in initially capitalized form in this document, (b) words denoting the singular number shall include the plural number and vice versa, and words denoting one gender shall include the other gender, (c) all section and article references in this Agreement are to the respective section and article of this Agreement, as the same may be amended, waived or modified from time to time, and (d) the terms "hereof," "hereto," "herein" and "hereunder," when used in this Agreement, refer to this Agreement. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the provisions hereof.

      10.2 AFFILIATE. "Affiliate" shall, when used with respect to a specified Person, mean any other Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of the foregoing, the term "control" (including the terms "controlling," "controlled by" and "under common control with") shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

      10.3 COMMON STOCK. "Common Stock" shall mean the class of capital stock of the Company designated as the Common Stock, par value $.01 per share.

      10.4 CURRENT MARKET VALUE. "Current Market Value" shall mean, on any date, with respect to any security,

            (i) if on such date such security is listed or admitted to trading on any national securities exchange or quoted on the National Association of Securities Dealers, Inc. National Market System (the "NASDAQ") or otherwise traded in the over-the-counter market in the United States, then "Current Market Value" shall mean the average of the Quoted Prices for such security for the five consecutive Trading Days selected by the Company commencing not more than 20 Trading Days before, and ending not later than, such date; or

            (ii) if on such date such security is not listed or admitted to trading on any national securities exchange or quoted on the NASDAQ or otherwise traded in the over-the-counter market in the United States, then "Current Market Value" shall mean the amount that a willing buyer would pay a willing seller in an arm's length transaction on such date (neither being under any compulsion to buy or sell) for such security as determined as of such date, as set forth in a value report by a Financial Expert using one or more valuation methods that such Financial Expert, in its best professional judgment, determines to be most appropriate.

If Current Market Value is to be determined for purposes of allocating reductions in securities to be offered, the Financial Expert shall be the managing underwriter of the offering.

      10.5 EFFECTIVE DATE. "Effective Date" shall mean the "Closing Date" of the transactions contemplated by the Acquisition Agreement (as defined therein).

      10.6 EXCHANGE ACT. "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

      10.7 EXISTING REGISTRATION RIGHTS AGREEMENTS. "Existing Registration Rights Agreements" shall mean (i) that certain Registration Rights Agreement, dated as of December 20, 1991, by and among the Company, The Toronto-Dominion Bank Trust Company, a New York trust company, as agent under the New Credit Agreement (as defined therein), the Official Committee (as defined therein), and Westmark, and (ii) the Warrant Agreement, dated as of December 20, 1991, between the Company and Ameritrust Company National Association, as warrant agent, relating to the Series A Warrants of the Company, in each case as may be amended, modified, restated, or supplemented and be in effect from time to time.

      10.8 EXISTING WESTMARK REGISTRATION RIGHTS AGREEMENTS. "Existing Westmark Registration Rights Agreements" shall mean (i) the Registration Rights Agreement, dated as of December 20, 1991, by and among the Company, The Toronto-Dominion Bank Trust Company, a New York trust company, as agent under the New Credit Agreement (as defined therein), the Official Committee (as defined therein), and Westmark, (ii) the Warrant Agreement, and (iii) the Registration Rights Agreement, dated effective as of February 15, 1995, between the Company and Westmark.

      10.9 FINANCIAL EXPERT. "Financial Expert" shall mean any broker or dealer registered as such under the Exchange Act that conducts an investment banking business of nationally recognized standing.

      10.10 GOVERNMENTAL AUTHORITY. "Governmental Authority" shall mean the United States of America, any state or other political subdivision thereof or any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government within any such jurisdiction.

      10.11 HOLDER. "Holder" shall mean a holder of Registrable Securities.

      10.12 PERSON. "Person" shall mean an individual, corporation (including a business trust), joint stock company, partnership, joint venture, trust, estate, limited liability company, unincorporated association, unincorporated organization, Governmental Authority or any other entity.

      10.13 QUOTED PRICE. "Quoted Price" shall mean, on any Trading Day, with respect to any security, the last reported sales price regular way or, in case no such reported sale takes place on such Trading Day, the average of the reported closing bid and asked prices regular way, on the NASDAQ or, if such security is not listed or admitted to trading or quoted on the NASDAQ, the average of the closing bid and asked prices in the over-the-counter market in the United States as furnished by any New York Stock Exchange member firm that shall be selected from time to time by the Company for that purpose. If the Common Stock becomes listed or admitted to trading on a national securities exchange, then the Quoted Price shall be based on the prices quoted on such national securities exchange.

      10.14 REGISTERED RESALE OFFERING. "Registered Resale Offering" shall mean the registration for resale pursuant to a reoffer prospectus to be included in the Company's Registration Statement on Form S-4/S-3 to be filed in connection with the transactions contemplated by the Acquisition Agreement of Common Stock distributed to the shareholders of Westmark pursuant to the Plan of Liquidation.

      10.15 REGISTRABLE SECURITIES. "Registrable Securities" shall mean (i) the shares of Common Stock issued to Westmark pursuant to the Acquisition Agreement and distributed to the shareholders of Westmark pursuant to the Plan of Liquidation, and (ii) shares of capital stock issued or issuable (by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or otherwise) in respect of the foregoing. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they have been transferred or sold; PROVIDED, HOWEVER, that such securities shall nevertheless remain Registrable Securities if such transfer occurs by operation of law or by dividend, liquidation, or other similar distribution, descent, bequest or inheritance, and without the payment of consideration.

      10.16 SEC. "SEC" shall mean the Securities and Exchange Commission.

      10.17 SECURITIES ACT. "Securities Act" shall mean the Securities Act of 1933, as amended.

      10.18 SHARES. "Shares" shall mean the shares (subject to adjustment as provided in the Acquisition Agreement) of Common Stock issued by the Company to Westmark under the Acquisition Agreement and distributed to the shareholders of Westmark pursuant to the Plan of Liquidation.

      10.19 SHELF REGISTRATION. "Shelf Registration" shall mean a registration of an offering to be made on a continuous or delayed basis in the future pursuant to Rule 415 (or any rule or regulation modifying or succeeding Rule
415) under the Securities Act.

      10.20 TRADING DAY. "Trading Day" shall mean each Monday, Tuesday, Wednesday, Thursday and Friday, other than any day on which securities are not traded on the applicable securities exchange or in the applicable securities market.

      10.21 WARRANT AGREEMENT. "Warrant Agreement" shall mean the Warrant Agreement, dated as of December 20, 1991, between the Company and the Company, as warrant agent, providing for the issuance of the Series B Warrants and Series C Warrants, as the same may be amended, modified, restated or supplemented and be in effect from time to time.

                                       XI.

                               REGISTRATION RIGHTS

      11.1 REGISTRATION ON DEMAND BY HOLDERS. (1) From and after the Effective Date, upon written notice to the Company from Holders (holding at least 2,500,000 shares of Registrable Securities) requesting that the Company effect pursuant to this Section 2.1 the registration of such Holders' Registrable Securities under the Securities Act, the Company (i) shall notify any other Holders (at least 30 days prior to the proposed filing of any registration statement), such notice to state the identity of the Holders requesting registration and the number of Registrable Securities proposed to be sold thereby, and (ii) take all appropriate action, on a reasonably timely basis, to file with the SEC a registration statement on the appropriate form covering, subject to Section 2.1(c), all Registrable Securities specified in such demand and by such other Holders (by notice given to the Company within 20 days after the date the Company notifies them of such demand). The Company shall be obligated to file no more than three registration statements pursuant to this
Section 2.1(a); provided, however, that the Registered Resale Offering shall be considered as one of such registrations. At the election of Holders of a majority of the Registrable Securities to be included in any registration statement pursuant to this Section 2.1(a), such registration may be an underwritten, best efforts or other form of offering; provided, however, that any such registration may not be a registration of an offering to be made on a delayed or continuous basis pursuant to Rule 415 (or any rule or regulation modifying or succeeding Rule 415) under the Securities Act.

      (2) Notwithstanding any other provision of this Section 2.1, (i) no written notice for a demand registration under this Section 2.1 delivered by any Holder shall be effective if delivered:

            (A) within the period of 180 days after the Effective Date (other than with respect to the Registered Resale Offering); or

            (B) within the period of 270 days after the filing of any registration statement pursuant to Section 2.1 hereof if such registration statement is deemed not to have been filed or effected by reason of the Holders electing to pay all expenses of such registration as contemplated by Section 2.2(a)(i); or

            (C) with respect to the third demand hereunder, prior to eighteen
      (18) months after the effective date of the second demand registration under this Section 2.1; or

            (D) within the period of 120 days prior to the planned filing date of any registration statement authorized by the Board of Directors of the Company and intended to be filed by the Company; PROVIDED, that the Company may not delay any demand hereunder pursuant to this Section 2.1(b)(C) for more than two (2) consecutive planned filings; or

            (E) within the period of 180 days after the effective date of any registration statement covering securities to be offered for the account of the Company; and

(ii) the Company may, at its option, defer giving notice to other Holders of a request for any demand registration made pursuant to Section 2.1(a) and the filing of such registration for up to 120 days from the receipt of such request if the Board of Directors of the Company has concluded that, in light of the circumstances, it is in the best interests of the Company for such registration to be delayed; PROVIDED, HOWEVER, that in no event may the Company delay the filing of a registration statement following a demand by Holders pursuant to this Agreement by reason of clauses (i)(B), (i)(C), (i)(D), (i)(E) and (ii) of this Section 2.1(b), or any combination of such clauses, for more than 420 consecutive days after the date the Holders deliver a demand registration notice to the Company pursuant to Section 2.1(a) hereof.

      (3) If any registration pursuant to Section 2.1(a) is an underwritten offering and the managing underwriter for such offering notifies the Company that, in good faith, (x) such underwriter is able to proceed with the proposed offering without materially impairing the per security proceeds thereof only if the number of securities offered is reduced, or (y) the number of securities to be registered is too large a number to be reasonably sold, then reductions shall be made in the number of securities to be registered as follows:

            (i) first, from those securities to be sold on behalf of Persons other than (A) the Company, (B) Persons who have piggyback registration rights under the Existing Registration Rights Agreements, and (C) the Holders, according to such priorities as the Company may have agreed with such Persons, until such securities have, if necessary, been reduced to zero,

            (ii) second, from those securities to be sold on behalf of the Company, if and to the extent necessary, until such securities have been reduced to zero,

            (iii) third, from those securities to be sold on behalf of Persons who have piggyback registration rights under the Existing Registration Rights Agreements, if and to the extent necessary, until such securities have been reduced to the smallest percentage of the aggregate Current Market Value of all securities to be registered permitted by the Existing Registration Rights Agreements; and

            (iv) last, with respect to securities requested to be included in such registration by the Holders pursuant to Section 2.1(a), pro rata among the Holders based on the securities that each such Holder has so requested to be included in such registration, if and to the extent necessary.

      11.2 GENERAL PROVISIONS RESPECTING DEMAND REGISTRATIONS. (1) Any registration initiated by the Holders as a demand registration pursuant to
Section 2.1(a), shall not, for purposes of Section 2.1(a), be deemed to have been filed or effected pursuant thereto:

            (i) unless and until such registration shall have been filed with the SEC and become effective; provided that a registration which does not become effective after the Company has filed a registration statement with respect thereto solely by reason of the refusal of the Holders to proceed shall be deemed to have been effected by the Company at the request of such Holders; provided further that, in respect of the Registered Resale Offering, the registration shall be deemed to have been effected in the event Holders do not include a minimum of 1,500,000 shares of Common Stock in such Registered Resale Offering; provided further that, in respect of any registration other than the Registered Resale Offering, if the Holders elect to pay all expenses of such registration, such registration shall not be deemed to have been filed or effected for purposes of Section 2.1(a) hereof,

            (ii) if after it has become effective such registration is interfered with by any stop order, injunction or other order or requirement of the SEC or other Governmental Authority for any reason other than in connection with a misrepresentation or an omission by the Holders, or

            (iii) if the conditions to closing specified in the purchase agreement or underwriting agreement entered into in connection with such registration are not satisfied other than solely by reason of some act or omission by such Holders.

      (2) If the demand registration is in the form of an underwritten offering, the Company will select and obtain the investment banker or bankers and manager or managers that will administer the offering; PROVIDED, HOWEVER, that such investment bankers and managers must be reasonably acceptable to the Holders of a majority of the Registrable Securities to be registered.

      (3) With respect to any request for a demand registration pursuant to
Section 2.1(a), the Company may, at its option, by notice given to all Holders entitled to participate in such registration, elect to include shares of Common Stock, to be sold for its own account, subject to the reduction specified in
Section 2.1(c).

      11.3 PIGGYBACK RIGHTS OF HOLDERS. (1) If at any time or times after the Effective Date, the Company intends to file a registration statement on Form S-1, S-2 or S-3 (or other appropriate form) for the registration of equity securities of the Company with the SEC (other than a registration pursuant to Section 2.1, a registration on Form S-4 (or any successor form), a registration pursuant to an employee benefit plan or a registration of securities on a form which does not permit the inclusion of securities sold in a secondary offering), then the Company shall notify each Holder at least 30 days prior to each such filing of the Company's intention to file such a registration statement. Such notice ("Piggyback Notice") shall state the amount and type of securities proposed to be registered thereby.

      (2) Upon receipt of any Piggyback Notice, each Holder shall have the right to notify the Company of its desire to have all or a portion of its Registrable Securities included in the registration statement, by giving to the Company within 20 days after receipt of such Piggyback Notice a written notice from such Holder ("Registration Request") stating: (i) the identity of the Holder; and
(ii) the number of shares of Registrable Securities which such Holder desires to be included in the registration statement.

      (3) Subject to the reductions specified below, the Company shall cause to be included in the registration statement, pro rata among the Holders based on the securities that each such Holder has requested to be included in such registration, those Registrable Securities of Holders (the "Requesting Holders") who have requested their Registrable Securities to be included pursuant to Registration Requests, provided that the aggregate of all Registrable Securities to be included in any registration statement pursuant to all Registration Requests given to the Company in accordance with this Agreement shall be limited as follows:

      (i) for any registration statement initiated by the Company for its own account, the Company shall be obligated to include in the registration statement Registrable Securities of Requesting Holders only up to such number of shares equal in Current Market Value to 20% of the Current Market Value of all securities proposed to be registered; and

      (ii) for any registration statement other than a registration statement initiated by the Company for its own account (or by a Holder pursuant to Section 2.1 hereof), the Company shall be obligated to include in such registration statement Registerable Securities of Requesting Holders only up to the number of shares equal in Current Market Value to 30% of the Current Market Value of all securities proposed to be registered.

      (4) The Holders shall be entitled, subject to the reductions specified below, to participate in an unlimited number of registrations pursuant to Registration Requests given in response to Piggyback Notices.

      (5) If any registration pursuant to Section 2.3(a) (other than a registration initiated by the Company or pursuant to Section 2.1(a)) is not a Shelf Registration and the managing underwriter for such offering notifies the Company that, in good faith, (x) such underwriter is able to proceed with the proposed offering without materially impairing the per security proceeds thereof only if the number of securities offered is reduced, or (y) the number of securities to be registered is too large a number to be reasonably sold, then reductions shall be made in the number of securities to be registered as follows:

           (i) first, from those securities to be sold on behalf of Persons other than (A) the Persons initiating such registration statement, (B) the Company, (C) Persons who have piggyback registration rights under the Existing Registration Rights Agreements, and (D) the Holders, according to such priorities as the Company may have agreed with such other Persons, until such securities have, if necessary, been reduced to zero,

          (ii) second, in equal portions from those securities to be sold on behalf of the Company, on the one hand, and from those securities requested to be included in such registration by the Holders (pro rata among the Holders based on the securities that each such Holder has requested to be included in such registration), on the other hand, if and to the extent necessary, until such securities have been reduced to zero, and

         (iii) last, with respect to securities requested to be included in such registration by the Persons initiating such registration and Persons who have piggyback registration rights under the Existing Registration Rights Agreements if and to the extent necessary, according to such priorities as the Company may have agreed with such Persons.

      (6) If any registration pursuant to Section 2.3(a) initiated by the Company for its own account is not a Shelf Registration and the managing underwriter for such offering notifies the Company that, in good faith, (x) such underwriter is able to proceed with the proposed offering without materially impairing the per security proceeds thereof only if the number of securities offered is reduced, or (y) the number of securities to be registered is too large a number to be reasonably sold, then reductions shall be made in the number of securities to be registered as follows:

           (i) first, from those securities to be sold on behalf of Persons other than (A) the Company, (B) Persons who have piggyback registration rights under the Existing Registration Rights Agreements, and (C) the Holders, according to such priorities as the Company may have agreed with such other Persons, until such securities have, if necessary, been reduced to zero,

          (ii) second, from those securities requested to be included in such registration by the Holders, pro rata among such Holders based on the securities that each such Holder has requested to be included in such registration, if and to the extent necessary, until such securities have been reduced to zero, and

         (iii) last, with respect to securities intended to be included in such registration by the Company and the Persons who have piggyback registration rights under the Existing Registration Rights Agreements, if and to the extent necessary, according to such priorities as the Company may have agreed with such Persons.

      (7) The Company may in its discretion withdraw any registration statement filed pursuant to this Section 2.3 subsequent to its filing and prior to its effective date without liability to the Holders other than to pay expenses pursuant to Section 2.6; but no such withdrawal shall preclude an immediate or subsequent request for registration pursuant to Section 2.1.

      (8) No registration of Registrable Securities effected pursuant to a request or requests by Holders pursuant to this Section 2.3 shall be deemed to have been effected pursuant to Section 2.1.

      11.4 INDEMNITY.

      (1) The Company will, and hereby does, indemnify, to the extent permitted by law, each Holder, its officers and directors, if any, and each Person, if any, who controls such Holder within the meaning of Section 15 of the Securities Act, against all losses, claims, damages, liabilities (or proceedings in respect thereof) and expenses (under the Securities Act or common law or otherwise), joint or several, caused by any untrue statement or alleged untrue statement of a material fact contained in any registration statement (as declared effective) or prospectus filed under Rule 424(b) under the Securities Act (and as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as:

            (i) such losses, claims, damages, liabilities (or proceedings in respect thereof) or expenses are caused by any untrue statement or alleged untrue statement made in reliance on or in conformity with any information furnished in writing to the Company by such Holder expressly for use therein, or

            (ii) in the case of any registration that is not an underwritten offering, such losses, claims, damages, liabilities (or proceedings in respect thereof) or expenses result from such Holder selling Registrable Securities to a Person asserting the existence of an untrue statement or alleged omission in a preliminary prospectus and to whom there was not given or sent, at or prior to the written confirmation of the sale of such Registrable Securities, a copy of the final prospectus or the final prospectus as then amended or supplemented but only if such statement or omission was corrected in such final prospectus or amended or supplemented final prospectus prior to such written confirmation and such Holder was given notice, prior to such written confirmation, of the availability of, or that the Company was preparing, such final prospectus or amended or supplemented final prospectus.

If the offering pursuant to any registration statement provided for under this Agreement is made through underwriters, no action or failure to act on the part of such underwriters (whether or not such underwriter is an Affiliate of any Holder) shall affect the Company's obligations to indemnify any Holder or any other Person pursuant to the preceding sentence.

      If the offering pursuant to any registration statement provided for under this Agreement is made through underwriters, the Company agrees to enter into an underwriting agreement in customary form with such underwriters (which shall contain customary indemnification and contribution provisions for the benefit of such underwriters, their officers and directors, if any, and each Person, if any, who controls such underwriters within the meaning of Section 15 of the Securities Act; PROVIDED, HOWEVER, that the Company shall not be required to indemnify any such underwriter, or any officer or director of such underwriter or any Person who controls such underwriter within the meaning of Section 15 of the Securities Act, to the extent that the loss, claim, damage, liability (or proceedings in respect thereof) or expense for which indemnification is claimed results from such underwriter's failure to send or give at or prior to the written confirmation of the sale of Registrable Securities, a copy of the final prospectus or the final prospectus as then amended or supplemented to a Person asserting the existence of an untrue statement or alleged untrue statement or omission or alleged omission in a preliminary prospectus if such statement or omission was corrected in such final prospectus or amended or supplemented final prospectus prior to such written confirmation and the underwriter was given notice, prior to such written confirmation, of the availability of such final prospectus or amended or supplemented final prospectus).

      In connection with any registration statement in which a Holder of Registrable Securities is participating, each such Holder will indemnify, to the extent permitted by law, the Company, its officers and directors and each Person, if any, who controls the Company within the meaning of Section 15 of the Securities Act, against any losses, claims, damages, liabilities (or proceedings in respect thereof) and expenses (under the Securities Act or common law or otherwise) resulting from any untrue statement or alleged untrue statement of a material fact or any omission or alleged omission of a material fact required to be stated in the registration statement (as declared effective) or prospectus filed under Rule 424(b) under the Securities Act or preliminary prospectus or any amendment thereof or supplement thereto, or necessary to make the statements therein not misleading, but only to the extent that:

            (i) such untrue statement is made in reliance on or in conformity with any information furnished in writing by such Holder expressly for use therein, or

            (ii) in the case of any registration that is not an underwritten offering, such losses, claims, damages, liabilities (or proceedings in respect thereof) or expenses resulting from such Holder selling Registrable Securities to a Person asserting the existence of an untrue statement or alleged untrue statement or omission or alleged omission in a preliminary prospectus and to whom there was not given or sent, at or prior to the written confirmation of the sale of such Registrable Securities, a copy of the final prospectus or of the final prospectus as then amended or supplemented but only if such statement or omission was corrected in such final prospectus or amended or supplemented final prospectus prior to such written confirmation and such Holder was given notice, prior to such written confirmation, of the availability of, or that the Company was preparing, such final prospectus or amended or supplemented final prospectus; PROVIDED, HOWEVER, that such Holder's obligations under clause (ii) of this Section 2.4(a) shall be limited to an amount equal to the proceeds to such Holder of the Registrable Securities sold pursuant to such registration statement.

      Any Person entitled to indemnification under the provisions of this
Section 2.4(a) shall (i) give prompt notice to the indemnifying party of any claim with respect to which it seeks indemnification, and (ii) unless in the opinion of counsel reasonably satisfactory to the indemnifying party a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, permit such indemnifying party to assume the defense of such claim, with counsel reasonably satisfactory to the indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party); and if such defense is so assumed, such indemnifying party shall not enter into any settlement without the consent of the indemnified party if such settlement attributes liability to the indemnified party and such indemnifying party shall not be subject to any liability for any settlement made without its consent (which shall not be unreasonably withheld); and any underwriting agreement entered into with respect to any registration statement provided for under this Agreement shall so provide. In the event an indemnifying party shall not be entitled, or elects not, to assume the defense of a claim, such indemnifying party shall not be obligated to pay the fees and expenses of more than one counsel or firm of counsel for all parties indemnified by such indemnifying party in respect of such claim. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of a participating Holder, its officers, directors or any Person, if any, who controls such Holder as aforesaid, and shall survive the transfer of such securities by such Holder.

      (2) If for any reason the foregoing indemnity is unavailable, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities or expenses (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other or (ii) if the allocation provided by clause (i) above is not permitted by applicable law or provides a lesser sum to the indemnified party than the amount hereinafter calculated, in such proportion as is appropriate to reflect not only the relative benefits received by the indemnifying party on the one hand and the indemnified party on the other but also the relative fault of the indemnifying party and the indemnified party as well as any other relevant equitable considerations. Notwithstanding the foregoing, (x) no Holder shall be required to contribute any amount in excess of the amount such Holder would have been required to pay to an indemnified party if the indemnity under Section 2.4(a) was available, and (y) no underwriter, if any, shall be required to contribute any amount in excess of the amount by which the total price at which the Registrable Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. The obligation of any underwriters to contribute pursuant to this Section 2.4 shall be several in proportion to their respective underwriting commitments and not joint.

      (3) An indemnifying party shall make payments of all amounts required to be made pursuant to the foregoing provisions of this Section 2.4 to or for the account of the indemnified party from time to time promptly upon receipt of bills or invoices relating thereto or when otherwise due and payable.

      11.5 REGISTRATION PROCEDURES.

      (1) Whenever the Holders have requested that any Registrable Securities be registered pursuant to this Article II, subject to Section 2.1(c), the Company will use its best efforts to effect the registration in furtherance of the sale of such Registrable Securities in accordance with the intended method of disposition thereof as quickly as practicable, and in connection with any such request the Company will as expeditiously as possible:

            (i) in connection with a request pursuant to Section 2.1, and subject to Section 2.1(b), prepare and file with the SEC within 60 days, and use its best efforts so to prepare and file within 45 days, after receipt of a request to file, a registration statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of the Registrable Securities in accordance with the intended method of distribution thereof, and use its best efforts to cause such registration statement to become effective promptly thereafter; PROVIDED, HOWEVER, that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company will (A) furnish to one counsel selected by the Holders of a majority of the Registrable Securities being sold, copies of all such documents proposed to be filed, which documents will be subject to the review and reasonable approval of such counsel, and (B) notify each seller of Registrable Securities of any stop order issued or threatened by the SEC and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered;

            (ii) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period (not to exceed 90 days) which will terminate when all Registrable Securities covered by such registration statement have been sold, and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

            (iii) furnish to each seller of Registrable Securities such number of copies of such registration statement, each amendment and supplement thereto (in each case including all exhibits thereto), the prospectus included in such registration statement (including each preliminary prospectus), each amendment and supplement thereto and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

            (iv) use its best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller; PROVIDED, HOWEVER, that the Company will not be required to (A) qualify generally to do business or subject itself to taxation in any jurisdiction where it would not otherwise be required to qualify or be subject but for this subparagraph
      (iv), or (B) consent to general service of process in any such jurisdiction;

            (v) use its best efforts to cause the Registrable Securities covered by such registration statement to be registered with or approved by such other Governmental Authorities as may be reasonably necessary by virtue of the business and operations of the Company to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

            (vi) (A) notify each seller of such Registrable Securities, at any time when a prospectus relating to the Registrable Securities being sold is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

            (vii) (A) use its best efforts to cause all Registrable Securities to be listed on each securities exchange or quotation system on which similar securities issued by the Company are then listed or quoted, and
      (b) unless the same already exists, provide a transfer agent, registrar and CUSIP number for all Registrable Securities not later than the effective date of the Registration Statement;

            (viii) enter into such customary agreements (including an underwriting agreement in customary form) and take all such other actions as the Holders of a majority of the Registrable Securities being sold or any managing underwriter of such offering reasonably requests in order to expedite or facilitate the disposition of such Registrable Securities;

            (ix) make available for inspection at the offices of the Company during regular business hours by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter, such financial and other records, pertinent corporate documents and properties of the Company as shall be reasonably requested by them and be necessary to enable them to exercise their due diligence responsibility;

            (x) obtain "cold comfort" letters and updates thereof from the Company's independent public accountants and an opinion from the Company's counsel in customary form and covering such matters of the type customarily covered by "cold comfort" letters and opinions of counsel, respectively, as the Holders of a majority of the Registrable Securities being sold reasonably request;

            (xi) refrain (and will cause the subsidiaries and the Affiliates it controls to refrain) from selling any Common Stock or any securities convertible into Common Stock for such period (not to exceed 90 days) as may be reasonably requested by any managing underwriter of such offering;

            (xii) use its best efforts to otherwise comply with all applicable rules and regulations of the SEC; and

            (xiii) in the event the registration relates to an underwritten offer of Registrable Securities, reasonably support the marketing efforts undertaken in connection therewith, including participation in any "road shows" reasonably requested by the underwriters.

            (2) In connection with any registration effected pursuant to this
Article II, the Holders who have requested that their securities be registered pursuant to such registration statement shall:

            (i) provide to the Company such information with respect to themselves as may be reasonably determined by the Company to be required for inclusion in such registration statement pursuant to the Securities Act and the rules and regulations thereunder;

            (ii) enter into and execute such agreements and deliver such other instruments (including an underwriting agreement, if such offering is to be underwritten, with customary indemnification and contribution provisions for the benefit of the underwriters with respect to all information provided by each such Holder to the Company in writing for inclusion in such registration statement) that are customary and appropriate for selling stockholders to execute in connection with secondary public offerings provided that any underwriters' or brokers' discounts and commissions or other fees and expenses payable (on a per share basis) by such Holders shall not be in excess of such underwriters' or brokers' discounts and commissions or other fees and expenses payable (on a per share basis) by the Company; and

            (iii) with respect to an underwritten offering, agree not to sell publicly (including pursuant to Rule 144) any other equity securities of the Company (other than those included in the offering) for such period before and such further period (not to exceed 90 days) after the effective date of such registration statement as may be reasonably requested by the managing underwriter.

If any such registration statement refers to any Holder by name or otherwise as the holder of any securities of the Company then such Holder shall have the right to require (i) the insertion therein of language, in form and substance satisfactory to such Holder and presented to the Company in writing, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Company's securities covered thereby and that such holding does not imply that such Holder will assist in meeting any future financial requirements of the Company, or (ii) in the event that such reference to such Holder by name or otherwise is not required by the Securities Act or any similar Federal or state statute then in force, the deletion of the reference to such Holder.

      (3) Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.5(a)(vi), such Holder will forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until such Holder's receipt of the copies of the supplemented or amended prospectus contemplated by such Section 2.5(a)(vi), and, if so directed by the Company, such Holder will deliver to the Company (at the Company's expense) all copies, other than permanent file copies then in such Holder's possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the period mentioned in Section 2.5(a)(ii) shall be extended by the number of days during the period from and including the date of the giving of such notice pursuant to
Section 2.5(a)(vi) to and including the date when such Holder shall have received the copies of the supplemented or amended prospectus contemplated by such Section 2.5(a)(vi).

      (4) In the case of a registration under Section 2.1(a), if the Holders of a majority of the Registrable Securities to be included therein determine to enter into an underwriting agreement in connection therewith, or, in the case of a registration under Section 2.3, if the Company or holders of securities initially requesting or demanding such registration have determined to enter into an underwriting agreement in connection therewith, all shares constituting Registrable Securities to be included in such registration shall be subject to such underwriting agreement and no Person may participate in such registration unless such Person agrees to sell such Person's securities on the basis provided in the underwriting arrangements approved by such Persons so determining to enter therein and completes and executes all questionnaires, indemnities, underwriting agreements and other reasonable documents which must be executed under the terms of such underwriting arrangements.

      11.6 EXPENSES. In connection with any registration of Registrable Securities pursuant to Section 2.1(a), whether or not any registration pursuant to this Agreement shall become effective, the Company and the Holders shall pay their own internal costs and the Company shall pay one-half, and the selling Holders (pro rata from each such Holder based on the Current Market Value of the securities that each such Holder registers for sale) shall pay one-half, of all printing and related expenses. The Company shall pay all registration, filing and NASD fees, fees and expenses of compliance with securities or blue sky laws, fees and disbursements of counsel for the Company and the Company's independent public accountants (including the expenses of any audit or "cold comfort" letter provided by the Company's independent public accountants) and other Persons retained by the Company, and any fees and disbursements of underwriters customarily paid by issuers or sellers of securities (excluding underwriting commissions and discounts). Notwithstanding the foregoing, it is expressly agreed and understood that each selling Holder shall pay the costs and expenses incident to the sale and delivery of the Registrable Securities to be sold by it, including any stock transfer taxes payable upon the sale of such Registrable Securities to the underwriters, the underwriting discounts or commissions payable to the underwriters, and any similar costs incurred by the Holders in connection with the registration of Registrable Securities. The Company will pay all costs and expenses incident to marketing and underwriting efforts related to any underwritten offering, including any costs and expenses related to any "road show." In the event Holders participate in any other registration other than pursuant to Section 2.1(a), each Holder shall pay the costs and expenses incident to the performance by it of its obligations hereunder in connection with the offer, sale and delivery of the Registrable Securities to be sold by it, including any stock transfer taxes payable upon the sale of such Registrable Securities to the underwriters, the fees and expenses of any counsel retained by it and the underwriting discounts or commissions payable to the underwriters, and the Company will pay all expenses incident to its performance of or compliance with this Agreement, including, without limitation, all registration, filing and NASD fees, fees and expenses of compliance with securities or blue sky laws, word processing, duplicating and printing expenses, messenger and delivery expenses, fees and disbursements of counsel for the Company and the Company's independent public accountants (including the expenses of any audit or "cold comfort" letter) and other Persons retained by the Company, and any fees and disbursements of underwriters customarily paid by issuers and sellers of securities (excluding underwriting commissions and discounts).

                                      XII.

                                  MISCELLANEOUS

      12.1 NOMINEES FOR BENEFICIAL OWNERS. In the event that Registrable Securities are held by a nominee for the beneficial owner thereof, the beneficial owner thereof may, at its option and by written notice satisfactory to the Company, be treated as the holder of such Registrable Securities for purposes of any request or other action by any holder or holders of Registrable Securities pursuant to this Agreement (or any determination of any number or percentage of Registrable Securities held by any holder or holders of Registrable Securities contemplated by this Agreement).

      12.2 REGISTRATION RIGHTS TO OTHERS. Nothing herein shall prohibit or limit the Company from entering into an agreement providing holders of securities which may hereafter be issued by the Company with such registration rights exercisable at such time or times and in such manner as the Board of Directors shall deem in the best interests of the Company so long as the performance by the Company of its obligations under such other agreement will not cause the Company to breach its obligations to the Holders hereunder.

      12.3 STATUS OF EXISTING AGREEMENTS.

      (1) Nothing contained in this Agreement is intended by the parties to, and this Agreement shall not be deemed or construed to, amend the Existing Registration Rights Agreements, it being understood and agreed that all such agreements remain in full force and effect in accordance with their respective terms.

      (2) The parties acknowledge that the rights and obligations of Westmark under the Existing Westmark Registration Rights Agreements have terminated as a result of the consummation of the transactions contemplated by the Acquisition Agreement.

      12.4 AMENDMENTS; WAIVERS. This Agreement may be amended only with the written consent of the Company and Holders of a majority of the Registrable Securities.

      12.5 SUCCESSOR TO THE COMPANY. So long as Registrable Securities remain subject to this agreement, the Company will not enter into any merger, consolidation, sale of substantially all of its assets or other transaction in which it is not the surviving entity unless the acquirer shall expressly assume by a supplemental agreement, executed and delivered to the Holders, in form satisfactory to the Holders of a majority of the Registrable Securities, the due and punctual performance of every covenant of this Agreement on the part of the Company to be performed and observed with respect to the Registrable Securities after such transaction.

      12.6 SEVERABILITY. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

      12.7 COUNTERPARTS. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together with constitute one and the same Agreement.

      12.8 NOTICES. All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when actually delivered to the recipient by special courier or personal delivery, or mailed by certified or registered mail, return receipt requested and postage prepaid. Such notices, demands and other communications will be sent to Holders of Registrable Securities at their respective addresses on the books of the Company with a copy to Akin, Gump, Strauss, Hauer & Feld, L.L.P., 1700 Pacific Avenue, Suite 4100, Dallas, Texas 75201, Attention: J. Stephen Hatfield, P.C. telephone
(214)969-2837, Fax (214)969-4343 and to the Company at its address indicated below:

      Tracor, Inc.
      6500 Tracor Lane
      Austin, Texas 78725-2000
      Attention:  James B. Skaggs
      Telephone:  (512) 929-2064
      Telecopy:   (512) 929-2257

      with a copy to:

      Russell E. Painton, Esq.
      6500 Tracor Lane
      Austin, Texas 78725-2000
      Telephone:  (512) 929-2230
      Telecopy:   (512) 929-2257

      with a copy to:

      Darrel A. Rice, Esq.
      Winstead Sechrest & Minick P.C.
      5400 Renaissance Tower
      1201 Elm Street
      Dallas, Texas   75270
      Telephone:  (214) 745-5255
      Telecopy:   (214) 745-5390

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

      12.9 ENTIRE AGREEMENT. This Agreement sets forth the entire agreement of the parties hereto as to the subject matter hereof and supersedes all previous agreements among the parties hereto with respect thereto, whether written, oral or otherwise.

      12.10 REPORTS. If the Company is not required to file with the SEC annual reports, quarterly reports, current reports and other documents pursuant to Sections 13(a), 13(c) or 15(d) of the Exchange Act, then the Company shall:

            (1) if permitted, file with the SEC the annual reports, quarterly reports and other documents which the Company would have been required to file with the SEC pursuant to such Section 13(a), 13(c) or 15(d) or any successor provisions thereto if the Company were so required, such document to be filed with the SEC on or prior to the respective dates (the "Required Filing Dates") by which the Company would have been required to file such documents if the Company were so required; and

            (2) (x) within 15 days of each Required Filing Date transmit by mail to all Holders copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act or any successor provisions thereto if the Company were required to be subject to such Sections, and (y) if filing such documents by the Company with the SEC is not permitted under the Exchange Act or any successor provision thereto, promptly upon written request supply copies of such documents to any prospective holder.

            (3) Upon the request of any Holder, the Company (i) shall (if this Section 3.10 applies) use reasonable efforts to make publicly available other information, and (ii) shall in any event take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such holder to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by (a) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (b) any successor rule or regulation hereafter adopted by the SEC.

            (4) Upon the request of any holder of Registrable Securities, the Company will deliver to such holder a written statement as to whether it has complied with the requirements of this Section 3.10.

      12.11 APPLICABLE LAW.  THIS AGREEMENT SHALL BE GOVERNED BY
AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS.

      12.12 SPECIFIC PERFORMANCE. The parties to this Agreement acknowledge and agree, and the Holders, by participating in any registration hereunder, shall be deemed to have acknowledged and agreed, that there may be no adequate remedy at law if the Company or any Holder fails to perform any of its obligations under this Agreement, and accordingly the Company and each Holder, in addition to any other remedy to which it may be entitled at law or in equity, shall be entitled to compel specific performance of the obligations of any other Person under this Agreement in accordance with the terms and conditions of this Agreement, in any court of the United States or any State thereof having jurisdiction.

      12.13 INSPECTION. For so long as this Agreement shall be in effect, this Agreement and a complete list of the names and addresses of all the Holders of record shall be made available for inspection and copying on any Business Day by any Holder at the offices of the Company at the address set forth herein.

      IN WITNESS WHEREOF, the parties have caused this Agreement to be duly authorized, executed and delivered as of the day and year first above written.

                                             TRACOR, INC.

                                             By:______________________
                                                Robert K. Floyd
                                                Vice President

                                             [HOLDERS]




                                             Name:____________________
                                             Address:_________________
                                                     _________________
                                                     _________________
                                             Tel. No._________________
                                             Fax No.__________________